Exhibit 99.1
SUZANO S.A. LONG-TERM INCENTIVE PLAN

Phantom Shares Plan

1.Definitions

i.In this Plan, in the Programs and in the Grant Agreements, terms spelled with initial capital letters have the meaning assigned as described below, unless expressly provided otherwise:

“Reference Shares”
Shares issued by the Company, representing its share capital, and which serve as a reference unit for calculation of the Redemption Amount, and as a parameter of the number of Phantom Shares to be granted under this Plan.

“Phantom Shares”	Means the unit representing the Beneficiary’s right to receive the Redemption Amount, as established in this Plan, in the Programs and in the Grant Agreements.
“General Meeting”	The general shareholders’ meeting of the Company.
“B3”	B3 S.A. - Brasil, Bolsa, Balcão.
“Beneficiaries”	Among the Eligible Persons, those selected to participate in this Plan, who enter into the Grant Agreement.
“Committee”
The Appointment and Compensation Committee or the Company’s People Committee, non-statutory advisory committees to the Board of Directors, or any other advisory committee to which the Board of Directors may assign the powers indicated in this Plan.

“Company”	Suzano S.A.
“Board of Directors”	The Company’s Board of Directors.
“Grant Agreement” or “Agreement”	The Phantom Share Agreement, a private instrument by which the Company grants Phantom Shares to each Beneficiary.
“CVM”	Brazilian Securities and Exchange Commission.
“Grant Date”	The date on which the revocable right to receive the Phantom Shares is granted, as defined in the Programs or the Agreements.
“Dismissal”
The termination of the legal relationship between the Beneficiary and the Company for any reason, whether by resignation, dismissal, end of term of office or replacement, voluntary resignation or dismissal, with or without cause or by mutual agreement, retirement, permanent disability or death.

“Reference Group”	The group of companies deemed as competitors of the Company to be selected by the Board of Directors for the purposes of calculating the TSR performance indicators.

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“Cause”
Act or conduct that (i) contradicts the Company’s policies, codes of conduct and other duties provided for in the law and the Company’s Bylaws, (ii) is contrary or conflicting to the Company’s interests, (iii) breaches the duty to maintain secrecy and confidentiality with regard to Company matters that are known to it, (iv) characterizes competition with the Company’s activities, (v) characterizes defamation, damage to the image, or any other form of damage to the Company, (vi) the events provided for in article 482 of Decree-Law No. 5,452, dated as of May 1, 1943, for employee Beneficiaries, and (vii) any other acts contrary to the duty of loyalty to the Company, including deliberate lack of commitment to work.

“Settlement”	Settlement of Phantom Shares to the Beneficiaries, to occur through payment in cash by the Company of the Redemption Amount.
“Eligible Persons”	The members of the statutory and non-statutory Executive Board and other key employees of the Company who may be selected by the Board of Directors to participate in this Plan.
“Plan”	This Phantom Share Plan.
“Vesting Period”	Period during which the Beneficiary must remain continuously bound as a member of the statutory or non-statutory Executive Board, or key employee of the Company.
“Exercise Period”	Period in which the Beneficiaries can exercise the pecuniary rights related to the Phantom Shares, as provided for in the respective Programs or Agreements.
“Programs”	Phantom Share grant programs, which may be created, approved and/or cancelled by the Board of Directors and must comply with the terms and conditions of this Plan.
“Proceeds”	Dividends, interest on owners’ equity and any other returns of capital per share paid by the Company.
“TSR”
Performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

“Redemption Amount”	Value to be allotted to the Beneficiary by virtue of the Settlement of Phantom Shares.

2.Purpose

i.The purpose of this Plan, established in accordance with the applicable law and CVM regulations, is to grant Eligible Persons the opportunity to obtain profitability from the gains related to the value generation of the Company in order to, consequently, (i) align their interests with those of the Company and its shareholders, (ii) attract, reward, retain and encourage Eligible Persons to conduct the Company’s business in a sustainable manner, within appropriate risk limits and in accordance with the interests of shareholders, and (iii) grant a financial incentive to Eligible Persons.

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ii.This Plan does not allot Reference Shares or any property, economic, or political rights on Reference Shares, nor other privileges inherent to the shareholder status, granting only an incentive to be settled in cash, in compliance with its terms and conditions.

3.Phantom Shares

i.Each Phantom Share grants its holder a pecuniary right which is based on one (1) Reference Share.

a.In cases of change of the number, species or class of Reference Shares, as a resulting of reverse splitting, splitting, bonuses or conversion of shares, or further, in case of any declaration of Proceeds during the Vesting Period, the Company’s Board of Directors shall analyze the need to adjust the Programs already in place and the Grant Agreements already executed, notably with respect to the number of Reference Shares to which the Phantom Share corresponds, with the purpose of avoiding distortions and losses to the Company or to the Beneficiaries.

b.The Company’s Board of Directors may, in strictly exceptional situations and with a view to preserving the best interests of the Company, establish conditions other than those provided for in this Plan for grants of Phantom Shares considered extraordinary, such as when negotiating an entry bonus for the purpose of hiring members of the statutory and non-statutory Board of Officers or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company (“Extraordinary Grants”).

ii.Due to their purely financial character, the Phantom Shares will not encumber in any way the Reference Shares, nor will they give rise to a new issuance of shares by the Company.

4.Plan Management

i.The Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws and this Plan, as well as the guidelines established by the General Meeting and the Board of Directors, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, including delegating the execution of the Plan and the Programs to the Executive Board of Officers or the Company’s human resources area.

ii.The Eligible Persons who may become Beneficiaries of this Plan, including in the case of Beneficiaries of Extraordinary Grants, shall refrain from participating in any resolutions and/or carrying out any acts related to the administration and/or execution of the Plan and the Programs, as applicable, from the moment of their selection by the Board of Directors from among the Eligible Persons, and shall also be

Exhibit 99.1
prevented from interfering with and voting in the definition of the number of Phantom Shares to be granted to them.

iii.The Board of Directors may, at any time:

a.establish the regulations applicable to omitted cases, subject to the provisions of item 4.5 below;

b.create, change or extinguish general rules relating to the Plan, respecting the acquired rights of the Beneficiaries and observing the provisions of item 4.5 below;

c.change the Exercise Period of current Programs, whether to extend it or anticipate it;

d.amend current Programs to adjust them to any changes to the Plan;

e.answer questions about the interpretation of the rules of this Plan and the Programs.

iv.Notwithstanding the provisions of item 4.4 above, the Board of Directors may not, except for the adjustments permitted by this Plan, without the consent of the Beneficiaries, change or impair any rights or obligations under any Agreement in force.

v.Periodically, based on the provisions of this Plan and the Programs, the Committee will propose, and the Board of Directors will resolve on the terms of each Program in order to define:

a.among the Eligible Persons, the Beneficiaries;

b.the annual limit of Phantom Shares to be granted;

c.criteria for definition of the Exercise Period;

d.criteria for definition of the Redemption amount, subject to the provisions of Clause 5 below;

e.the Grant Date;

f.the Settlement term;

g.rules on termination of rights related to the Phantom Shares; and

h.future events that may change the conditions of the Phantom Shares.

vi.The resolutions of the Board of Directors relating to this Plan are binding on the Company and the Beneficiaries.

5.Terms and conditions for granting Phantom Shares

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i.The Board of Directors shall approve, at its sole discretion, based on the Committee’s recommendation and in compliance with the provisions of the Plan, Programs in which the following shall be defined: (i) the Beneficiaries in favor of whom rights relating to the Phantom Shares will be granted, (ii) the number of Phantom Shares object of granting to each Beneficiary; (ii) the conditions for exercise of the rights relating to the Phantom Shares, as well as the change or modification of such conditions where necessary or convenient, according to the terms and principles of this Plan and the provisions of the respective Agreements; (iv) the Vesting Period and the Exercise Period of rights relating to the Phantom Shares to each Beneficiary; and (v) the other terms and conditions related to the granting and exercise of the rights related to the Phantom Shares by the Beneficiaries.

a.The Board of Directors may add new Beneficiaries to the ongoing Programs.

ii.The number of Phantom Shares to be granted to each Beneficiary will be calculate based on (i) a financial amount attributed based on (a) the reference salary and salary multiple of the Beneficiary; or (b) financial references linked to grouping of the Beneficiary’s position (“Assigned Amount”); and (ii) the amount in reais per share, considering the average quotation of the Reference Shares in up to 90 trading days of the stock exchange market of B3 prior to the Grant Date (“Grant Average Quotation”), as defined below:

Number of Phantom Shares Granted = (a) / (b)
(a) = Assigned Amount
(b) = Grant Average Quotation

iii.The Company, through its human resources department and in compliance with the provisions of this Plan and the respective Programs, shall establish the specific terms and conditions for the granting of Phantom Shares in an Agreement to be entered into between the Company and each Beneficiary. The Agreement must formalize the grant of Phantom Shares to each of the Beneficiaries, and must define the number of Phantom Shares granted and any other terms and conditions for exercise of the attributed rights based on the Phantom Shares and their actual settlement that are specific to each Beneficiary, provided that they are not in disagreement with this Plan and the respective Program.

a.The Company’s Board of Directors may establish different terms and conditions for each Agreement, which must be observed by the Company’s human resources area when drawing up the Agreements, and is not obliged to apply any rule of isonomy or analogy between Eligible Persons or Beneficiaries, even if they are in similar or identical situations.

6.Terms and conditions for exercise of the rights related to the Phantom Shares

Exhibit 99.1
i.The Beneficiary may only exercise the rights related to the Phantom Shares that will be granted to them, as specified in this Plan and detailed in each Program, during the Exercise Period, once the Vesting Period and the other conditions provided in this Plan, in the Programs and in the Grant Agreements are complied with, so that the grant of Phantom Shares in itself does not ensure to the Beneficiary any rights on such Phantom Shares, including, but not limited to, their exercise and Settlement.

ii.The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Phantom Shares.

iii.The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Vesting Period.

7.Settlement of the Phantom Shares

i.The Settlement of the Phantom Shares will be made through payment in cash to the Beneficiary of the Redemption Amount, calculated by multiplying (i) the Number of Phantom Shares granted by (ii) the quotation of the Reference Shares determined by the average of up to 90 trading days of the stock exchange market of B3, to be defined in each Program, counted as of the closing of the last trading day prior to the Settlement, and may include the TSR or another strategic priority metrics for the Company during the course of each Program as a multiplying factor part of the calculation of the Redemption Amount.

8.Events of Dismissal

i.Dismissal during the Vesting Period. In case of any Dismissal events, except as provided in items 8.3 and 8.4 below, the Phantom Shares with respect to which the Vesting Period has not been complied will be forfeited, without producing any effects.

ii.Dismissal after the Vesting Period. In case of any Dismissal events, except as provided in items 8.3 and 8.4 below, the right resulting from the Phantom Shares with respect to which the Vesting Period has already been complied may be exercised by the Beneficiary who is dismissed without Cause (voluntarily or involuntarily). In situations where there is no Exercise Period, after the Vesting Period has elapsed, the Redemption Amount will be immediately transferred to the Beneficiary in a certain number of days counted as of the Dismissal, as stipulated in the Agreement.

iii.Death. In case of death of the Beneficiary, the Beneficiary’s heirs and successors will be entitled to exercise the rights related to the Phantom Shares will be anticipated, and the Redemption Amount regarding the Phantom Shares attributed to the Beneficiary, up to a certain number of days counted as of the Dismissal, as stipulated in this Agreement.

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iv.Retirement. In case of retirement of the Beneficiary, under the conditions determined in the respective Program, the exercise of the rights related to the Phantom Shares shall be anticipated, and will be extended up to a certain term counted as of the date of confirmation of the retirement. After such term, the respective Phantom Shares will automatically cease to exist by operation of law, regardless of prior notice and without any right to indemnity.

v.Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for in the items above, conferring different treatment on a given Beneficiary, provided that it does not cause prejudice to the Beneficiary in question.

9.Term and Termination of the Plan

i.The Plan shall come into force on the date of its approval by the General Meeting and shall remain in force for an indefinite period, although it may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under this Plan and any Programs and Agreements being maintained, including the right to exercise the Phantom Shares if the Exercise Period has been met, subject to the applicable deadlines and procedures.

ii.Corporate Reorganization. The granting of the Phantom Shares and the right to effective Settlement of Phantom Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of this Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

10.Supplementary Obligations

i.Acceptance. The execution of the Agreement shall imply the express, irrevocable and irreversible acceptance of all the terms of this Plan and the corresponding Programs by the Beneficiary, who fully and completely undertakes to comply with them. Any right to receive Phantom Shares granted under the Plan shall be subject to all the terms and conditions set forth herein, which terms and conditions shall prevail in the event of any inconsistency with respect to the provisions of any agreement or document mentioned in this Plan.

ii.Lack of Stability. This Plan, the Programs and the related Grant Agreements (i) do not create any rights other than those expressly provided for in their own terms, (ii) do not confer stability or guarantee of employment or stay in the position of manager, employee or service provider of the Company, (iii) do not prejudice, in any way, the Company’s right, at any time and as the case may be, subject to legal and

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contractual conditions, to terminate the employment or service agreement, or to terminate the term of office or relationship with the Beneficiary, and (iv) do not ensure the right to re-election or re-appointment to positions in the Company or in companies it controls.

iii.Specific Performance. The obligations contained in this Plan, the Programs and the Agreement are assumed on an irrevocable basis, valid as an extrajudicially enforceable instrument in compliance with the civil procedural law, binding the contractual parties and their successors by any title and at all times. The parties agree that these obligations have specific performance, pursuant to articles 497, 536 and 815 et seq. of Law No. 13,105 dated as of March 16, 2015 - Civil Procedure Code.

iv.Assignment. The rights and obligations arising from this Plan, the Programs and the Agreements are personal and may not be assigned or transferred to third parties, in whole or in part, or pledged as security for obligations, without the prior written consent of the Board of Directors.

v.Novation. It is expressly agreed that the abstention of either party from exercising any right, power or remedy guaranteed by law, the Plan, Programs or Agreements, or the possible forbearance of delay in the fulfillment of any obligations by either party, shall not establish novation, which shall not prevent the other party, at its sole discretion, from exercising these rights, powers or remedies at any time, which are cumulative and not exclusive of those provided for by law.

vi.Significant Changes. Any significant legal change regarding the regulation of corporations, publicly held companies, labor law and/or the tax effects of a phantom share grant plan may lead to a full revision of the Plan.

vii.Invalidity and Unenforceability. If any provision of this Plan or the enforcement of any provision of this Plan to any Beneficiary is held to be invalid or unenforceable, the remainder of the Plan and the enforcement of such provision to any other Beneficiary shall not be affected. Any provision found to be invalid or unenforceable shall be revised to the extent (and only to the extent) necessary for it to be valid and enforceable.

viii.Applicable Law. This Plan, the Programs and the Grant Agreements shall be governed by and construed in accordance with the Laws of the Federative Republic of Brazil.

ix.Disputes. With the exception of disputes relating to obligations to pay which immediately give rise to judicial enforcement proceedings and those which may already require specific performance, in the event of any dispute, claim or controversy relating directly or indirectly to this Plan (including any question relating to its existence, validity, enforceability, breach or termination), the Parties undertake to use their best efforts in a reasonable manner to resolve said dispute. For this purpose, one Party may give notice to the other to convene a meeting for the purpose of resolving the dispute through amicable discussions in

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good faith. In the event that the Parties do not resolve the matter amicably within a period of thirty (30) Business Days from the aforementioned notice, the dispute shall be definitively resolved by means of arbitration, to be conducted before and managed by the Market Arbitration Chamber (“Chamber”).

a.Rules. The arbitration shall be carried out in accordance with the Chamber’s arbitration rules in force at the time the arbitration is established.

b.Arbitral Tribunal. The arbitral tribunal shall be comprised of three (3) arbitrators (“Tribunal Arbitral”). Each Party shall appoint one (1) arbitrator. If there is more than one claimant, all of them shall appoint a single arbitrator by mutual agreement. If there is more than one respondent, all of them shall appoint a single arbitrator by mutual agreement. The arbitrators appointed by the Parties shall choose by mutual agreement the third arbitrator, who shall preside over the Arbitral Tribunal. Any omissions, disputes, doubts and shortcomings regarding the appointment of arbitrators by the Parties involved or the choice of the third arbitrator shall be settled by the Chamber.

c.Jurisdiction. The arbitration shall be held in the city of São Paulo, state of São Paulo, Brazil, and the Arbitral Tribunal may, with good reason, appoint proceedings to be held in other locations.

d.Language. The arbitration shall be conducted in Portuguese.

e.Applicable Laws. Arbitration shall be by operation of law, applying the rules and principles of Brazilian law, without regard to any conflict of laws, and, for the purposes of the Arbitration Law, the use of equity shall be prohibited.

f.Term. The arbitration must be concluded within twelve (12) months of the instruments of reference being signed, and may be extended at the discretion of the Arbitral Tribunal.

g.Final Decision. The decisions of the arbitration shall be considered final and definitive by the Parties involved, and there shall be no appeal against them.

h.Provisional Remedies. Prior to the establishment of the Arbitral Tribunal, any of the Parties involved may apply to the courts of [São Paulo] for provisional remedies or preliminary injunctions. Any application to the Judicial Branch for a provisional remedy or preliminary injunction shall not establish a waiver of the need to submit the dispute to arbitration. Once the Arbitral Tribunal has been established, any requests for provisional remedy or preliminary injunction must be addressed to the Arbitral Tribunal.

i.Enforcement. The decisions of the arbitration shall be enforced by any court with jurisdiction over the Parties and their assets.

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Each party shall use its best efforts to ensure the finality and efficiency of the arbitration proceedings.

j.Confidentiality. The Parties agree that the arbitration shall be kept strictly confidential, and its elements (including, but not limited to, the claims of the Parties, evidence, awards and other submissions of third parties and any other documents submitted or exchanged in the course of the arbitral proceedings), shall only be disclosed to the Arbitral Tribunal, the Parties, their counsel and any person necessary for the conduct of the arbitration, unless disclosure is required for compliance with obligations imposed by Law or by any Governmental Authority.

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